Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Pre-tax income from continuing operations	$69,344	$56,792	$49,312	$33,402	$40,277

Fixed Charges:
Interest expense	$9,579	$9,589	$6,289	$1,885	$4,968
Amortized premium	—	—	91	61	61
Interest component of rental expense(1)	565	486	411	352	519

Total Fixed Charges	$10,144	$10,075	$6,791	$2,298	$5,548

Pre-tax income from continuing operations plus fixed charges	$79,488	$66,867	$56,103	$35,700	$45,825

Ratio of Earnings to Fixed Charges	7.8x	6.6X	8.3X	15.5X	8.3X

	Quarter Ended	First Three Quarters Ended
	September 30, 2006	September 30, 2006
Pre-tax income from continuing operations	$26,843	$79,162

Fixed Charges:
Interest expense	$2,390	$7,189
Interest component of rental expense(1)	122	366

Total Fixed Charges	$2,512	$7,555

Pre-tax income from continuing operations plus fixed charges	$29,355	$86,717

Ratio of Earnings to Fixed Charges	11.7X	11.5X

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002. If the Company had adopted this accounting change beginning January 1, 2001, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 8.8x for the year ended December 31, 2001.

(1)	Represents appropriate portion (1/3) of rental expense.

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